

Immersion LLC is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch Share
Veteran-owned
Immersion LLC

wellness

Fargo, ND 58104
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Immersion LLC is seeking investment to purchase equipment to provide holistic wellness through cold water immersion and hot sauna.
First LocationRenovating LocationGenerating Revenue
This is a preview. It will become public when you start accepting investment.
FAMILY

Providing a future for my family is one of the most important things I hold dear to me. I want to show them that they can achieve anything they set their mind too. I want to show them that anything is possible.

Besides my own family I know that this service can help other family members by changing their mindset that they can do hard things
Financial stability and providing comfort for my families future
Taking on hard challenges is something I have always embraced. Showing people that they can overcome fears.
This is a preview. It will become public when you start accepting investment.
TEAM EXPERIENCE

This photo was taken from my previous deployment. It means a lot to me as it signifies a milestone in my career when I went from commanding a squad to a platoon.

Leadership is a core value and leading the way to teach younger generation on what it takes day in and day out to get the misson done.
This was my first big project and the amount of challenges on this specific job was a true test on my adaptability.
This experience taught me how to manage and get people to work together no matter what challenged they faced
This is a preview. It will become public when you start accepting investment.
COMMUNITY

This picture was our annual workout at Crossfit Fargo for Toys for Tots. This gym is all about helping out the community and the commitment to serve others.

These individuals that run and own this gym have the biggest hearts and are the most giving people which set a standard for the values that they uphold.
Motivation is a vital role in any business and that's what I intend to instill in each client as they want to make a change in their life.
Support is another reason why I love this gym. No matter who you are we all cheer each other on during workouts and in life events.
This is a preview. It will become public when you start accepting investment.
LOCATION
Previous
Next
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

I will be using state-of-the-art technology from "Plunge" the company. They are leading the way in plunge innovation, technology, and experience.

Beneifts to a plunge include better mood, sleep, recovery, mental clarity, immune support, elevated energy and stress relief

This product makes maintence very easy with a simple filter change and all natural products to keep the water safe and clean

This is a preview. It will become public when you start accepting investment.

INTENDED USE OF FUNDS

I will be buying products from Fargo's "Hot Springs Sauna" for my client's needs.

Benefits of a sauna include detoxification, increase in metabolism, skin health/antiaging, relaxing and reduce stress

Providing these tools can help better the quality of life of people which overall is what my goal is.

This is a preview. It will become public when you start accepting investment.

Q&A

How many times and how long should I cold plunge for?

Per the studies I have read over the past two years is at least 11 mins broken up per week. I can personally say it's so addicting and what it does I cold plunge every day for 3 mins. Its amazing.

What is your background? How did you get into the industry?

I went to college and received my Bachelors in Criminal Justice. I think it stemmed from there because I have always wanted to help people. From my recent deployment I watched hours of videos and countless studies of the benefits in cold plunging and sauna use. I told myself a million times there needs to be a place like this to help people in my community.

Who is your biggest inspiration?

My biggest inspiration is Andy Frisella. This mans core values are like no other. He speaks from the heart and does not sugar coat anything. He has created multiple million dollar business's and continues his pursuit in helping people. His motivation and drive have helped me see what true potential I can find within myself.

How many times and how long should I cold plunge for?

Per the studies I have read over the past two years is at least 11 mins broken up per week. I can personally say it's so addicting and what it does I cold plunge every day for 3 mins. Its amazing.

What is your background? How did you get into the industry?

I went to college and received my Bachelors in Criminal Justice. I think it stemmed from there because I have always wanted to help people. From my recent deployment I watched hours of videos and countless studies of the benefits in cold plunging and sauna use. I told myself a million times there needs to be a place like this to help people in my community.

Who is your biggest inspiration?

My biggest inspiration is Andy Frisella. This mans core values are like no other. He speaks from the heart and does not sugar coat anything. He has created multiple million dollar business's and continues his pursuit in helping people. His motivation and drive have helped me see what true potential I can find within myself.

How many times and how long should I cold plunge for?

Per the studies I have read over the past two years is at least 11 mins broken up per week. I can personally say it's so addicting and what it does I cold plunge every day for 3 mins. Its amazing.

What is your background? How did you get into the industry?

I went to college and received my Bachelors in Criminal Justice. I think it stemmed from there because I have always wanted to help people. From my recent deployment I watched hours of videos and countless studies of the benefits in cold plunging and sauna use. I told myself a million times there needs to be a place like this to help people in my community.

Who is your biggest inspiration?

My biggest inspiration is Andy Frisella. This mans core values are like no other. He speaks from the heart and does not sugar coat anything. He has created multiple million dollar business's and continues his pursuit in helping people. His motivation and drive have helped me see what true potential I can find within myself.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Operating capital $2,150

Equipment $39,000

Renovations $5,000

Furniture $475

Mainvest Compensation $3,375

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$97,700	$116,263	$129,052	$135,505	$142,280
Cost of Goods Sold	$4,885	$5,813	$6,452	$6,774	$7,112
Gross Profit	$92,815	$110,450	$122,600	$128,731	$135,168

EXPENSES

Advertising	$6,000	$6,150	$6,303	$6,460	$6,621
Insurance	$1,200	$1,230	$1,260	$1,291	$1,323
Supplies	$2,400	$2,460	$2,521	$2,584	$2,648
Website	$1,800	$1,845	$1,891	$1,938	$1,986
Rent	$12,000	$12,300	$12,607	$12,922	$13,245
Travel and Meals	$1,200	$1,230	$1,260	$1,291	$1,323
Processing Fees	$2,443	$2,504	$2,566	$2,630	$2,695
Operating Profit	$65,772	$82,731	$94,192	$99,615	$105,327

This information is provided by Immersion LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

2023 Income Statement

Immersion-ProForma-12-18-23.pdf

Immersion Business Plan 12-29-23.docx

Investment Round Status

Target Raise $50,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends December 29th, 2023

Summary of Terms

Legal Business Name Immersion LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 7.5%-11.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Immersion LLC's fundraising. However, Immersion LLC may require additional funds from alternate sources at a later date.

Forecasted milestones

Immersion LLC forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].

Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]

Achieve [$X] revenue per year by [Year].

Achieve [$Y] profit per year by [Year].

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Immersion LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Immersion LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Immersion LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Immersion LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Immersion LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Immersion LLC's management or vote on and/or influence any managerial decisions regarding Immersion LLC. Furthermore, if the founders or other key personnel of Immersion LLC were to leave Immersion LLC or become unable to work, Immersion LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Immersion LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Immersion LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Immersion LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Immersion LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Immersion LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Immersion LLC's financial performance or ability to continue to operate. In the event Immersion LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Immersion LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Immersion LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Immersion LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Immersion LLC will carry some insurance, Immersion LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Immersion LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Immersion LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Immersion LLC's management will coincide: you both want Immersion LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Immersion LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Immersion LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Immersion LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Immersion LLC or management), which is responsible for monitoring Immersion LLC's compliance with the law. Immersion LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Immersion LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Immersion LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Immersion LLC, and the revenue of Immersion LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Immersion LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Immersion LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse's Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK. ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.